CREW DEVELOPMENT CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

CREW DEVELOPMENT CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

THIRD QUARTER

NINE MONTHS ENDED MARCH 31, 2003

(Unaudited – Prepared by Management)

CREW DEVELOPMENT CORPORATION

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

	Mar 31, 2003	June 30, 2002
	(unaudited)	(audited)

ASSETS
CURRENT
Cash	$ 8,108	$ 4,376
Accounts receivable	159	199
Prepaid expenses	340	250
Due from Metorex Limited	709	2,263
Investment in Asia Pacific Resources (Note 2)	1,815	4,950
	11,130	12,039

NALUNAQ MINERAL PROPERTY INTEREST	41,018	34,460
INVESTMENT IN METOREX LIMITED (Note 3)	16,815	28,810
GEOTHERMAL PROJECT (Note 4)	-	2,614
PROPERTY, PLANT AND EQUIPMENT	394	891
OTHER MINERAL PROPERTY INTERESTS	3,408	3,245
OTHER	27	27
	$ 72,792	$ 82,086

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 2,862	$ 2,649
Promissory note	202	-
	3,065	2,649

FUTURE INCOME TAXES	3,338	3,338
PROVISIONS	717	-
NON-CONTROLLING INTEREST	2,257	2,325
	9,378	8,312

SHAREHOLDERS’ EQUITY
Share capital	160,115	160,115
Share purchase warrants	275	275
Deficit	(97,564)	(83,847)
Cumulative translation adjustment	588	(2,769)
	63,414	73,774
	$ 72,792	$ 82,086

ON BEHALF OF THE BOARD:

Signed

“Jan Vestrum”

Signed

“Cameron G. Belsher”

Jan Vestrum, Director

Cameron G. Belsher, Director

CREW DEVELOPMENT CORPORATION

Consolidated Income Statements

(Expressed in thousands of Canadian dollars, except per-share amounts)

	Three months ended March 31		Nine months ended March 31
	2003	2002	2003	2002

MINERAL SALES	$ –	$ 36,699	$ –	$ 100,385
DIRECT COSTS OF MINERAL SALES	–	(27,100)	–	(78,627)
AMORTIZATION	–	(1,310)	–	(4,443)
	–	8,289	–	17,315
EXPENSES
Administration, office and general	(1,512)	(4,855)	(4,080)	(11,616)
Amortization	(48)	(51)	(162)	(89)
Interest	(14)	(762)	(68)	(1,299)
Professional fees	(447)	(1,191)	(1,251)	(1,570)
	(2,020)	(6,859)	(5,562)	(14,574)

OTHER INCOME (EXPENSES)
Equity in income of associated companies	(383)	–	1,330	–
Loss on disposal of interest in Metorex	–	–	(2,426)	–
Foreign exchange gain (loss)	170	822	(805)	1,464
Loss on disposal of assets	(344)	–	(149)	–
Interest and other income	74	(574)	249	185
Provision for decline in market value of investment in Asia Pacific	(907)	(17,979)	(2,887)	(17,979)
Provision for impairment of Geothermal asset	–	–	(2,818)	–
Provision for restructuring costs	(717)	–	(717)	–
Costs related to Mindoro nickel project	–	(222)	–	(1,373)
Provision for impairment of Chibuluma mine	–	–	–	(16,013)
Provision for impairment of other mineral property interests	–	(5,000)	–	(5,000)
Costs of public listing of geothermal asset	–	–	–	(1,266)
	(2,107)	(22,953)	(8,223)	(39,982)
(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	(4,127)	(21,523)	(13,785)	(37,241)

PROVISION FOR INCOME TAXES
Current	–	2,211	–	4,452
Future	–	(2,787)	–	(3,113)
	–	(576)	–	1,339
(LOSS) INCOME BEFORE NON-CONTROLLING INTEREST	(4,127)	(20,947)	(13,785)	(38,580)
NON-CONTROLLING INTEREST	23	(1,949)	67	3,894

NET (LOSS) INCOME FOR THE PERIOD	(4,104)	(22,896)	(13,718)	(34,686)
DEFICIT, BEGINNING OF FISCAL PERIOD	(93,460)	(54,832)	(83,847)	(42,697)
Dividends	–	–	–	(175)
Net liabilities acquired on reverse takeover of North Pacific GeoPower	–	–	–	(170)
DEFICIT, END OF FISCAL PERIOD	$ (97,564)	$ (77,728)	$ (97,564)	$ (77,728)
(LOSS) INCOME PER SHARE— BASIC AND FULLY DILUTED	$ (0.03)	$ (0.17)	$ (0.10)	$ (0.27)

CREW DEVELOPMENT CORPORATION

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net (loss) income	$ (4,104)	$ (22,896)	$ (13,718)	$ (34,686)
Add (deduct) items not affecting cash:
Amortization	48	1,361	162	4,532
Equity in income of associated companies	383	–	(1,330)	–
Loss on disposal of investment in Metorex	–	–	2,426	–
Foreign exchange loss	(170)	–	805	–
Gain on disposal of assets	344	–	149	–
Provision for decline in market value of investment in Asia Pacific	907	17,979	2,887	17,979
Provision for impairment of Geothermal asset	–	–	2,818	–
Provision for restructuring costs	717		717	–
Deferred and future income taxes	–	(2,787)	–	(3,113)
Non-controlling interest	(23)	1,949	(67)	(3,894)
Provision for impairment of other mineral property interests	–	5,000	–	5,000
Provision for impairment of Chibuluma mine	–	–	–	16,013
Change in non-cash working capital items	(271)	75	607	(6,532)
	(2,169)	681	(4,544)	(4,692)

FINANCING ACTIVITIES
Repayments of amounts due from Metorex	159	–	1,555	–
Metorex shareholder loans	–	190	–	1,162
Dividends received (paid to non-controlling interest)	–	–	859	(1,165)
Increase in (repayment of) long-term debt	–	2,952	–	2,952
Issuance of common shares	–	3,375	–	3,375
	159	6,517	2,413	6,324

INVESTING ACTIVITIES
Expenditures on Nalunaq mineral property interest	(546)	(550)	(6,558)	(7,170)
Expenditures on other mineral property interests	96	(1,255)	(163)	(1,420)
Acquisition of property, plant and equipment	–	(2,553)	(37)	(13,445)
Investment in geothermal project	–	(1,294)	(220)	(1,675)
Proceeds from disposition of investment in Metorex	–	–	12,657	–
Proceeds from disposition of other assets	11	–	12	–
Proceeds from disposition of investment in Asia	172	–	172	–
Funds reserved for investment purposes	–	(5,000)	–	(5,000)
Acquisition of other investments	–	15	–	(107)
	(267)	(10,637)	5,862	(28,818)
NET CHANGE IN CASH	(2,277)	(3,439)	3,732	(27,186)
CASH BEGINNING OF PERIOD	10,385	15,048	4,376	38,795
CASH, END OF PERIOD	$ 8,108	$ 11,609	$ 8,108	$11,609

Represented by:
Cash	$ 8,108	$ 11,825	$ 8,108	$ 11,825
Bank indebtedness	–	(216)	–	(216)
	$ 8,108	$ 11,609	$ 8,108	$ 11,609

CREW DEVELOPMENT CORPORATION
Management’s Discussion and Analysis

(Expressed in thousands of Canadian dollars, except per share amounts)

1.

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the accounting policies disclosed in the Company’s audited financial statements for the year ended June 30, 2002.  These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company’s audited financial statements for the year ended June 30, 2002.  In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

2.

Investment in Asia Pacific Resources Ltd.

As at December 31, 2002 the Company held shares in a publicly traded company, Asia Pacific Resources Ltd. at cost of $4,950. During the quarter ended December 31, 2002, Management determined that the investment would not be held as a long-term investment and had reclassified this investment as a short-term investment.  Generally accepted accounting principles (“GAAP”) require that, when the market value of short term investments has temporarily declined below cost, they must be written down to market value. At December 31, 2002 the market value of the investment in Asia was $1,980 less than cost.  Accordingly, the Company is required by GAAP to make a provision for this decline in value.

During the quarter ended March 31, 2003, the Company disposed of 2.7 million shares for cash proceeds of $213 resulting in a loss on disposal of $35.  At March 31, 2003, the market value of the investment was $907 less than the cost.  Accordingly the company recorded an additional provision for the decline in value of $907 for the quarter ended March 31, 2003.  Total provision for the nine months ended March 31, 2003 amounted to $2,887.

3.

Investment in Metorex Limited.

On October 22, 2002, the Company sold an additional 28 million shares of Metorex for cash proceeds of $12.6 million, resulting in a loss on disposal of $ 2.4 million.  This disposal reduced the Company’s interest in Metorex from 41% to 21%.

An additional sale of 10 million shares of Metorex is planned as at June 15, 2003 for the 20% acquisition of ETCons (see note 6c) leaving a balance of interests of 14%.

4.

Geothermal Project

Management has determined that given the difficulties faced by the Geothermal project in raising necessary financing, it is prudent for the Company to write down its investment to $1.00.

CREW DEVELOPMENT CORPORATION
Management’s Discussion and Analysis

(Expressed in thousands of Canadian dollars, except per share amounts)

5.

Segmented information

Nine months ended March 31, 2003
	Exploration and development activities	Unallocated corporate items	Total

Mineral sales	$ –	$ –	$ -

Net income (loss)	(8,588)	(5,130)	(13,718)

Additions to capital assets	6,957	21	6,978

Total assets at March 31, 2003	48,438	24,354	72,792

Nine months ended March 31, 2002
	Antimony/ Gold	Coal	Zinc	Copper	Fluorspar and other minerals	Exploration and development activities	Unallocated corporate items	Total

Mineral sales	$ 14,273	$ 13,937	$ 16,543	$ 39,171	$ 16,461	$ –	$ –	$ 100,385

Net income (loss)	960	(2,174)	381	(13,985)	4,153	(22,921)	(1,127)	(34,686)

Additions to capital assets	121	1,923	159	10,107	688	91	412	13,501
Total assets at March 31, 2002	12,500	9,486	8,340	55,417	23,459	40,950	16,099	166,251

CREW DEVELOPMENT CORPORATION
Management’s Discussion and Analysis

(Expressed in thousands of Canadian dollars, except per share amounts)

6.

Subsequent event

a)

Subsequent to March 31, 2003, the Company sold a total of 3.75 million warrants to the Chairman and the President of the Company for aggregate consideration of $ 21.  These warrants expire on May 2, 2004, and are exercisable at $0.42 per share.  The Chairman and the President held similar warrants which expired on May 1, 2003 without either of them exercising any rights to purchase common shares.

b)

On May 1, 2003, the Company announced its plans of organizational restructuring, whereby corporate management and key technical staff will be relocated to a new UK based management company, a wholly owned subsidiary of Crew.  The new corporate structure is expected to improve organizational effectiveness as well as reduce the company’s overhead costs.  As a result of this restructuring both Norway and the current head office in Vancouver, Canada, will be closed and subjected to staff reductions.  The restructuring will be implemented effectively June 30, 2003.

c)

On May 23, 2003 the Company announced that the purchase of ETC by the consortium of Crew, Metorex and MCI was concluded and approved at the Metorex Extraordinary General Meeting held on May 21st 2003. Crew holds a 20% equity interest in ETC (to be renamed Barberton Mines Ltd.), where Metorex will act as operator for the consortium and take over operations on June 15th 2003. The ZAR 255 million acquisition is funded in part by a ZAR 105 million syndicated bank loan, and the remaining ZAR 150 million is funded through preference shares where Crew’s participation is ZAR 30 million.

Crew’s share of the transaction is funded through a previously announced agreement for the sale of 10 million Metorex shares at ZAR 3 per share.

CREW DEVELOPMENT CORPORATION
Management’s Discussion and Analysis

(Expressed in thousands of Canadian dollars, except per share amounts)

Results of Operations:

For the nine months ended March 31, 2003, the Company incurred a net loss of $13,718 ($0.10 per share), compared with a net loss of $34,686 ($0.27 per share) for the nine months ended March 31, 2002.  For the three months ended March 31, 2003, the Company incurred a net loss of $4,104 ($0.03 per share), compared with a net loss of $22,896 ($0.17 per share) for the three months ended March 31, 2002.

The Company’s share of net income from Metorex, its African operations amounted to $ 1,330 for the nine months ended March 31, 2003.  In comparison for the nine months ended March 31, 2002, the company consolidated its 53% interest in Metorex in the financial statements, the net loss for the period amounted to $6,228.  Included in this loss in 2002 is an impairment provision of $16,013, relating to Chibuluma copper mine.  The company’s share of loss from Metorex for the three months ended March 31, 2003 amounted to $383, compared with net income of $1,776 for the three months ended March 31, 2002.  The loss for the current period is mainly attributable to a 24% decrease in gross revenue from the previous quarter.  The group’s Rand denominated commodity prices declined mainly as a result of the strengthening of the Rand/US Dollar.

Administrative, office and general expenses for the nine months ended March 31, 2003, amounted to $4,080, compared with $11,616 for the nine months ended March 31, 2002, of which $5,540 arises on consolidation of Metorex.  During the nine months ended March 31, 2002, the company incurred substantial non-recurring expenses in the period related to changes to the board of directors and senior management.   Administrative, office and general expenses for 2002 included $1,592 of non-recurring contract termination payments to former officers and directors of the Company, and non-recurring engagement fees payable to the Company’s new senior management.

Professional fees for the nine months ended March 31, 2003, amounted to $1,251 compared to $1,570 for the nine months ended March 31, 2002.  Included in the professional fees are non-recurring costs of  $513 for the nine months ended March 31, 2003, relating to corporate reorganization, bank financing for the Nalunaq Gold project in Greenland, formation of the new company for the Gold project.  Included in the professional fees are non-recurring costs of $ 810 for the nine months ended March 31, 2002 related to the dissident case and related litigation for change in the board of directors that took place in March 2002.

On May 1, 2003, the Company announced a reorganization, whereby corporate management and key technical staff will be relocated to a new UK based management company, a wholly owned subsidiary of Crew.  The reorganization will be effective June 30, 2003.  Accordingly the Company has made a provision for the reorganization costs of $717, which include the costs of relocating the new team to UK, along wither the costs of terminating staff and closing offices in Norway and Canada.

Included in the net loss for the nine months ended March 31, 2002, is a provision for the decline in the market value of Asia Pacific of $17,979, as reflected by the completion of the Asia Pacific reorganization transaction.  During the nine months ended March 31, 2003, management determined that the investment will not be held as a long-term investment and have reclassified this investment as a short-term investment.  Generally accepted accounting principles (“GAAP”) require that, when the market value of short term investments has temporarily declined below cost, they must be written down to market value.  Accordingly, the Company is required by GAAP to make a provision for this decline in value.  Included in the net loss for the nine months ended March 31, 2003, is a provision for the decline in market value of Asia Pacific of $2,887.  During the quarter ended March 31, 2003, the Company disposed of 2.7 million shares for cash proceeds of $213 resulting in a loss on disposal of $35.

During the nine months ended March 31, 2003, the Company sold an additional 28.2 million shares of Metorex for cash proceeds of $12.6 million, resulting in a loss on disposal of $2,426

Management has determined that given the difficulties faced by the Geothermal project in raising necessary financing, it is prudent for the Company to write down its investment to $1.00.  Included in the loss for the nine months ended March 31, 2003, is a provision for impairment of the Geothermal asset of $2,818

Liquidity and Capital Resources

Cash on hand at March 31, 2003 amounted to $8,108 (June 30, 2002 - $4,376).  During the nine months ended March 31, 2003, the Company used $4,544 in cash from operating activities.  The net loss of $13,718 included amortization of $162, and Non-controlling interest of $ 67.  Included in the net loss for the period was non-cash equity income from Metorex of $1,330; a loss on disposal of investment in Metorex of $2,426; a provision for decline in market value of investment in Asia Pacific of $2,887; a provision for impairment of the Geothermal asset of $2,818; and provision for restructuring of $717.

With respect to the changes in working capital the primary source of the increase in cash was due to an increase in accounts payables and accrued liabilities accompanied by a promissory note.  The net cash generated by changes in working capital amounted to $607.  The current period financing activities generated cash of $2,413, from dividends income and repayment of amounts due from Metorex Limited.

During the nine months ended March 31, 2003, the Company used $5,862 in investing activities.  The Company invested $ 6,558, in advancing the Nalunaq Gold project.  The Company also invested $ 163 on a new mineral property in Northern Norway, Ringvassoy Gold project and the Nanortalik concession.  In connection with the Geothermal project the Company spent $ 220.  The company acquired property plant and equipment in the amount of $ 37.  During the nine months ended March 31, 2003, the Company disposed of an additional 28 million shares of Metorex for cash proceeds of $12,657.

Share Capital

At March 31, 2003, there were 250,000,000 common shares authorized of which 138,664,295 are issued and outstanding.  At March 31, 2003, there were 11,235,000 options to purchase common shares outstanding.  During the nine months ended March 31, 2003, 2,000,000 stock options were granted to employees of the Company, 455,000 stock options expired without exercise and 460,000 stock options were cancelled.

Exploration.

Nalunaq Gold project

On April 7, 2003 the Company announced that the Governments of Greenland and Denmark have granted Nalunaq Gold Mine A/S (NGM) a 30-year mineral exploitation license for its Nalunaq gold deposit, located in Kirkespirdalen valley in southern Greenland. This is the first new mine in Greenland in over 30 years and is the country’s first gold mine. Nalunaq Gold Mine A/S is owned 82.5% by Crew and 17.5% by its Greenlandic partner, Nunaminerals A/S, whose largest shareholder is the Government of Greenland.

The company has commenced preparations for early production development and shipping of the existing stockpile. The on-site construction is scheduled to commence in May 2003, and engineering work and other project preparations are well underway.  A purchase agreement has been signed for a 300-foot, deck-cargo (low) barge, which will be brought to Nalunaq to form the basis for a ship loading arrangement and to provide a tide-independent harbour facility for loading and unloading of equipment and supplies. A conveyor system will deliver ore from the beach-stockpile pad, across the barge, to a bulk carrier scheduled for the transportation of ore. NGM has a Memorandum of Understanding with Richmont Mines Inc. (Richmont) regarding the processing of high-grade Nalunaq ore at Richmont’s Nugget Pond Mill facility in Newfoundland, Canada. Mining contracts, camp facilities, laboratories, workshops and other procurements are currently being finalized.

The application for the exploitation license was based on a full feasibility study comparing the option of mining and then processing the ore at an offshore facility with the option of mining and processing the ore at a facility on site. The offshore processing option demonstrated superior economics for the project and should allow for an early cash flow and further expansion of the ore resources at minimal capital investments.

The initial shipment of stockpile ore, containing approximately 23,000 oz of gold, is scheduled for late fall 2003, and the mine is expected to reach a production of 350 tonnes per day within the first half of 2004. The initial mining rate at 350 tonnes per day represents an average gold production of approximately 90,000 oz per year.

The current mine plan is based on measured and indicated resources of approximately 400,000 oz gold, with an exceptional average grade of 25.5 g/t, but the deposit has imminent upside potential and a resource expansion program will be conducted in parallel with mining operations. Outcropping gold mineralization has been sampled along more than 2,000 m of the surface of the mountain (over nearly 1,000 m vertical elevation), of which the current resource development represents only about 350 m (over 200 m vertical elevation).

The exploitation permit for Nalunaq represents a major milestone for Crew as it will take the Company from being an exploration company to an emerging gold producer with significant cash flow.

Ringvassoy Gold project – Norway

The Ringvassoy gold project is found in an Archean Greenstone belt, in Northern Norway.  The gold mineralization is associated with quartz veining and previous exploration has revealed widespread occurrence of anomalous gold in stream sediments.  The Company has entered into a 50% earn in agreement with Northern Shield Resources Inc, a private Canadian junior exploration company, for completing exploration work amounting to CAD $750,000 over two years.

Outlook

Over the last nine months the Company has changed its strategy from having the ambition of becoming a broadly diversified multi-commodity mining company to one which focuses primarily on precious metals.  This change in strategy is a result of a management and board evaluation of where the main potential for near term income is, as well as where the company can see further growth based on the company’s own financial and human resources.  Management will focus on identifying new projects with near term cash flow potential as well as develop existing assets.

Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. This acquisition, with a pay back period of less than 3 years and at least 10 year expected remaining mine life is in full alignment with Crew’s strategic focus on gold and precious metals, as well as in line with the company’s previously expressed intentions of entering into projects with existing or near-term cash flow. In combination with the forthcoming gold production from the Nalunaq gold mine in Greenland, as well as other projects where Crew is investigating the potential for near term production and cash flow, the acquisition of ETC strengthens Crew’s ambition of becoming a growth oriented gold producer.

It is management’s view that Crew is well positioned to meet the future with an attractive portfolio of projects, a solid balance sheet and treasury.  The company’s cash position at March 31, 2003, was $8,108.

Forward–looking Statements

Certain information and statements in this Management’s Discussion and Analysis contain certain forward–looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  Actual outcomes and results may differ materially from those expressed in such forward-looking statements.  Furthermore, a forward-looking statement speaks only as of that date on which such statement is made.  The Company assumes no obligation to update or revise them to reflect new events or circumstances.